Mail Stop 4561

August 15, 2007

VIA U.S. MAIL AND FAX (312) 922-6320

Michael Havala
Chief Financial Officer
First Industrial, L.P.
311 S. Wacker Drive, Suite 4000
Chicago, IL 60606

>    **Re:     First Industrial, L.P.**
>    **Form 10-K for Fiscal Year Ended**
>    **December 31, 2006**
>    **Filed March 1, 2007**
>    **Form 8-K Filed April 30, 2007**
>    **File No. 333-21873**

Dear Mr. Havala:

We have reviewed your response letter dated August 3, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 6. Mortgage Loans Payable, Net, Senior Unsecured Debt, Net and Unsecured Lines of Credit

Senior Unsecured Debt, Net, page 78

1.      We note your response to our prior comment number five.  Please confirm for us that you will revise your disclosure in future filings to disclose that the capped call transaction requires net share settlement.

Note 19. Pro Forma Financial Information (unaudited), page 99

2.      We have reviewed your response to our prior comment number six.  Based upon the analysis provided, it does not appear that you have sufficiently justified the exclusion of acquisitions that were leased back to the seller from the pro forma financial information provided within your 2006 Form 10-K or within your April 30, 2007 Form 8-K.  Please amend both filings to include the effects of these acquisitions or advise us.

Form 8-K filed April 30, 2007

Pro Forma Financial Information, page 46

3.      We note your response to our prior comment number nine.  The background information you provided on page 46 indicates these acquisitions were funded with proceeds from property sales, borrowing on the line of credit, and/or working capital.  Pursuant to Article 11-02(b)(6) of Regulation S-X, income statement adjustments should include events that are directly attributable to the transaction. Please amend your filing to include only pro forma interest expense adjustments that are directly attributable to the transaction.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your response letter on EDGAR.  You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief